

November 04, 2013

Via E-mail
Mr. Kirk W. Walters
Senior Executive Vice President and Chief Financial Officer
People's United Financial, Inc.
850 Main Street
Bridgeport, CT 06604

> **Re:    People's United Financial, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 1, 2013**
> **Response Dated October 4, 2013**
> **File No. 001-33326**

Dear Mr. Walters:

We have reviewed your filing and response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Notes to the Consolidated Financial Statements

Note 22 – Segment Information, page F-86

1.    We note your response to comment 2 of our letter dated September 24, 2013. Your response did not fully address the second bullet point of our prior comment. Specifically, it is still unclear to us how you can identify the Wealth Management business as an operating segment but report its components in different reportable segments. In this regard, please address the following:

- Cite the specific guidance in ASC 280-10-50 that permits an entity to carve out specific components of an operating segment (as defined in ASC 280-10-50-1) and aggregate those components into different reportable segments.

- Clarify whether discrete financial information is produced for the lines of business within your Wealth Management segment (e.g., insurance, trust, brokerage), and if so whether your chief operating decision maker (CODM) regularly reviews this product-level financial information to make resource allocation decisions and to assess performance. In this regard, explain how you determined that the specific lines of business/product offerings within Wealth Management were not operating segments in and of themselves.

- To the extent that you do determine that the individual lines of business comprising your Wealth Management business are in fact operating segments, tell us how this impacts your identification of reporting units for purposes of goodwill impairment testing.


You may contact Lory Empie at (202) 551-3714 or Angela Connell at (202) 551-3426 if you have any questions.


Sincerely,

/s/ Angela Connell for

Stephanie Ciboroski
Senior Assistant Chief Accountant